Exhibit 99.1

 Corporate Presentation  Investor Webinar – April 2023  NASDAQ & ASX: IPX  ABN 84 618 935 372

 Disclaimers  2  Forward Looking Statements  Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.  Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.  Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.  Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the company does not undertake any obligation to publicly update or revise any of the forward looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.  Cautionary Statements and Important Information  This presentation has been prepared by the Company as a summary only and does not contain all information about assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to securities. Any investment in the Company should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future.  The Company does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by the Company are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position.  Competent Persons Statements  The information in this document that relates to Exploration Results, Mineral Resources, Production Targets, Process Design, Mine Design, Cost Estimates, and Financial Analysis is extracted from IperionX’s ASX Announcement dated June 30, 2022 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.IperionX.com.  The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Production Target, and related forecast financial information derived from the Production Target included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.  IPERIONX LIMITED ABN 84 618 935 372

 3  Our vision:  Sustainably re-shore titanium metal production in the U.S. – and disrupt the stainless steel and aluminum markets  Lighter weight than steel  Stronger than steel & aluminum  Superior corrosion resistance

 4  How?  Build metal production in the short term & integrate with minerals production in the medium term  1  Scale metal production capacity via our revolutionary patented titanium metal technology using titanium scrap as a raw material  Enables 100% recycled content in titanium products - fully circular, a world first  Zero scope 1 & 2 greenhouse gas emissions  Significantly lowers the cost of titanium  2  Backward integrate our titanium metal production with titanium minerals from our  Titan Project in the medium term  11,000 acres of land in Tennessee  Largest titanium mineral resource in U.S. (JORC & SK-1300 compliant)  Highly valuable co-products of Rare Earth minerals and Zircon

Why focus on titanium?

Strategic need for a non-China & Russia supply chain

Current titanium defense applications

U.S. Airforce



F-35 Lighting



V-22 Osprey

U.S. Army



M777 Howitzer



M1 Abrams

U.S. Navy



SSN774 Virginia Class



LPD17 San Antonio Class

Global titanium sponge capacity ~72% China & Russia



SPONGE CAPACITY
Metric tons per annum
10,000
5,000

The U.S. closed its last "Kroll" sponge plant in 2020, owned by TIMET in Nevada, and is now almost 100% reliant on imports

Source: U.S. Geological Survey

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 6  Why focus on titanium?  Opportunity to develop a low-cost, sustainable titanium supply chain  50  40  30  20  10  0  Stainless Steel Ingot  (20% Recycled)  Aluminum Ingot  (0% Recycled)  Kroll Ti Ingot  (0% Recycled)  Estimated Life Cycle CO2e Emissions (kg CO2e / kg metal)  Carbon emission estimates of stainless steel, aluminum, and  titanium ingot (via Kroll)  Source for Stainless Steel Ingot figures: International Stainless Steel Forum  Source for Aluminum Ingot figures: International Journal of Life Cycle Assessment  Source for Titanium Ingot figures: EcoInvent Database 3.8  Current supply chain is non-circular and high waste

Why focus on titanium?

Superior metal with massive potential market opportunity


~$4bn*
~$165bn*
~$200bn*

Titanium Market[1]	Aluminum Market[2]	Stainless Steel Market[3]
Titanium 6Al-4V Ingot - U.S. FOB Q1-2023 Spot Price ~$27,000/t	6000-Series Aluminum - 48" Coils, U.S. EXW Q1-2023 Spot Price ~$2,400/t	316 Stainless Steel, HRC, Int. Avg. EXW Q1-2023 Spot Price ~$5,700/t

* Estimated Global Market Summary in USD. TAM market sizes are built up using 2022 material pricing, which differs from spot prices shown.
1. Sources: Roskill, Argus Metals. 2019 titanium melt products production of ~283kt at Q4-2022 Rotterdam Ti64 pricing of ~$16/kg. Note: Titanium market size uses 2019 volumes as base year, due to the Ukraine-Russia conflict.
2. Sources: Jefferies Equity Research, LME. Harbor Aluminum. 2021 global aluminum demand of ~67Mt at Q4-2022 pricing of ~$2.4/kg.
3. Sources:, International Stainless Steel Forum, MEPS, 2021 global stainless steel melt shop production of ~56Mt at Q4-2022 304 Coil pricing of ~$3.6/kg.

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What is our solution?

Our revolutionary patented technology aims to re-shore a sustainable and low-cost titanium metal supply chain

IperionX sustainable, 100% recycled spherical powder-to-part supply chain

(Zero scope 1 & 2 carbon emissions, low cost and environmentally superior process that uses lower cost titanium scrap)



Titanium Mineral
ARH
Scrap (or TiO_2)
Patented Titanium Technologies
Spherical Powder
Additive Manufacturing
Titanium Products
Future backward integration with titanium minerals[1]
CO2

Current industrial spherical powder-to-part supply chain

(High carbon emissions & energy consumption, toxic with limited recycled content and high-cost scrap)



Titanium Mineral ~$2/kg
Chlorination
$TiCl_4$
Corrosive
Toxic
Reduction & Distillation (Kroll)
Sponge ~$10/kg
VAR/EBM
Scrap ~$10/kg
Ingot/Billet ~$30/kg
Extrusion Processes
Wire ~$100+/kg
Gas or Plasma Atomized
Spherical Powder ~$200+/kg
Additive Manufacturing
Titanium Products

1. See ASX Announcement dated August 26 2022 for details. To produce titanium powders from titanium mineral ore from TN, a two-step reduction then deoxygenation process is needed, which is achievable using IperionX's proprietary Alkaline Roasting and Hydrolysis (ARH) process.

8

 9  What are we doing today?  Producing recycled titanium powders at our Industrial Pilot Facility  Revolutionary technology from the University of Utah, funded by the  U.S. Department of Energy ARPA-E program  100% scrap feedstock used in production, with zero scope 1 and 2 greenhouse gas emissions

What are we doing today?

Using our titanium powder production to secure major potential partners across industries

Existing collaborations[1]

U.S. Defense	Additive Manufacturing	Luxury Goods	Bikes & Micromobility
			

Target collaborations

Green Hydrogen	Consumer Electronics	Industrial Applications	Automotive
			

RICHEMONT · CANYON · SLM SOLUTIONS · CARVERPUMP · United States Navy · Department of the Air Force

1. Richemont: See ASX announcements dated August 20, 2022 and November 17, 2022 for details; AFRL: See ASX announcement dated January 18, 2023 for details; Carver Pump and NAVSEA (US Navy):See ASX announcement dated February 6, 2023 for details; U.S. Navy's Naval Air Systems Command: See ASX announcement dated February 3, 2022 for details; SLM: See ASX announcement dated March 14, 2023 for details; Canyon: See ASX announcement dated March 29, 2023 for details

10

 Where are we going in 2023?  Building our Titanium Demonstration Facility in Halifax County, Virginia  100% recycled content & low emissions  125tpa  Phase 1 targeted production rate  ~US$20 million  Projected initial capital cost1  Recycling certification and LCA being  completed  1. See ASX announcement dated September 28, 2022 for details  11

 Locations shown are approximate.  12  Where are we going in the future?  Building a sustainable, integrated and low-cost U.S. titanium supply chain  Industrial Pilot Facility R&D and 100% recycled titanium powder production  Salt Lake City, UT  Titanium Demonstration Facility   First commercial titanium powder production facility, targeting 125tpa  Halifax County, VA  Titan Critical Minerals Project  Largest JORC/SK-1300 code-compliant titanium and rare earth mineral resource in America  Camden, TN

   Secure strategic partners for our titanium metal operations    Test powders and/or prototype parts with prospective customers    Secured customer & government validation    Secure additional customers across auto, consumer electronics and other  13    Progress Titan Project to be construction ready    Definition of largest titanium mineral resource in U.S.1    Scoping study defining highly economic, low-cost operation    Feasibility Study level metallurgical report completion    State Mine & NPDES permit    Pre-Feasibility & Feasibility Studies    Scale-up of titanium metal powder production    Scale up of titanium pilot plant production    Secured Virginia site for TDF    Complete detailed engineering design of TDF    Large scale furnace hot test & powder production run    TDF+ (expansion to 1,000+tpa) and modular capex & opex    Commence equipment installation at TDF  Major value-adding, near-term, catalysts  Common Shares / ADR’s (1:10) Outstanding  172.3 million / 17.2 million  Last 10 Days - Daily Volume (ASX / NASDAQ)  A$132k / US$23k  Market Capitalization  US$84.9 million  Cash2  ~US$11 million  Fidelity Management & Research (FMR)  ~10%  Fidelity International (FIL)  ~7%  B Riley Financial  ~5%  Insider Ownership  ~30%  JORC and SK-1300 code compliant  As at 31 December 2022  Corporate Overview (NASDAQ / ASX Ticker Symbol: IPX)  $10.00     $7.50   $5.00      $2.50  $0.00  Jun-22  Jul-22  Aug-22  Sep-22  Oct-22  Nov-22  Dec-22  Jan-23  Feb-23  Mar-23  Apr-23  ADR Price (US$)

 Supporting Information

 Senior leadership team  15  Anastasios “Taso” Arima  Co-founder, Director & CEO  Successful entrepreneur, founder of multiple $1billion+ companies, including most recently Piedmont Lithium (Nasdaq: PLL)  Todd Hannigan  Executive Chairman  25+ years of global experience in natural resources as company founder, CEO, private capital investor, and non-executive director  Toby Symonds  President  30+ years in capital markets, founder of two asset management firms  Scott Sparks  Chief Operating Officer  30+ years in engineering, construction and management  Jeanne McMullin  Chief Legal Officer  25+ years in corporate law experience, previously CLO of start-up tech PE firm  Dominic Allen  Chief Commercial Officer  15+ years commercial experience across the metals and minerals sector  Board Members  Lorraine Martin  Audit Committee Member ESG Committee Member  35+yrs senior aerospace exec. with Lockheed Martin, CEO National Safety Council  Board Member; Kennametal  Beverly Wyse  Rem. Committee Member  ESG Committee Member  30+yrs senior aerospace exec. with Boeing, Board Member; Heroux-Devtek  Melissa Waller  ESG Committee Chair  Rem. Committee Member  30+yrs senior finance exec. President of the AIF Institute  Vaughn Taylor  Audit Committee Chair Rem. Committee Chair  20+yrs senior investment executive, Ex CIO of AMB Capital Partners, Board member global organizations

 We are well-positioned to benefit from government funding and incentives to re-shore U.S. critical material supply chains  16  Department of Defense  Department of Energy  U.S. Congress  White House  Defense Production Act Title III funding for Strategic and Critical Minerals  Advanced Materials and Manufacturing Technologies Office funding  Inflation Reduction Act  AM Forward Program  Industrial Base Analysis and Sustainment (IBAS) Program  Advanced Technology Vehicles and Manufacturing Loan Program  CHIPS and Science Act  America Makes  Air Force Research Laboratory funding  Industrial Demonstrations Program  Ukraine Supplemental Appropriations Act  Advanced Manufacturing Production Tax Credit for titanium production  Small Business Innovation Research Program  Critical Materials Research, Development, Demonstration, and Commercialization Application Program  Bipartisan Infrastructure Act  Qualifying Advanced Energy Project Credit  Defense Logistics Agency National Defense Stockpile qualification funding  Consolidated Appropriations Act, 2022

We are an industrial technology company which can disrupt the metals sector, with our sights on stainless steel & aluminum

	Metal & Global Market Size[1]	Consumer Metal Products	Automotive & Transportation	Construction Materials	Machinery, Equipment, & Electronics	Other
~$200bn	**Stainless Steel Market** 2021 global stainless steel melt shop production: 56Mtpa	~$76bn 21.1Mtpa	~$27bn 7.7Mtpa	~$25bn 6.9Mtpa	~$16bn 4.4Mtpa	~$58bn 16.2Mtpa
~$165bn	**Aluminum Market** 2021 global aluminum demand: 67Mtpa	~$38bn 15.4Mtpa	~$41bn 15.4Mtpa	~$41bn 16.8Mtpa	~$38bn 15.4Mtpa	~$10bn 4Mtpa

* Estimated Global Market Summary in USD. TAM market sizes are built up using 2022 material pricing, which differs from spot prices shown. Numbers may not sum due to rounding.
1. Sources: Roskill, Argus Metals. 2019 titanium melt products production of ~283kt at Q4-2022 Rotterdam Ti64 pricing of ~$16/kg. Note: Titanium market size uses 2019 volumes as base year, due to the sustained impact on aerospace demand (as the primary driver of the titanium metal market) since COVID-19 and the Ukraine-Russia conflict.
2. Sources: Jefferies Equity Research, LME. Harbor Aluminum. 2021 global aluminum demand of ~67Mt at Q4-2022 pricing of ~$2.4/kg.
3. Sources:, International Stainless Steel Forum, MEPS, 2021 global stainless steel melt shop production of ~56Mt at Q4-2022 304 Coil pricing of ~$3.6/kg.

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 $0.0  $1.0  $2.0  $3.0  $4.0  $5.0  $6.0  $7.0  2021E  2030E  US$ B  Global Market for Metal AM Powder - by Metal  Others  Aluminum Nickel Alloys Steels Titanium  We are leveraged to the growth of the Additive Manufacturing industry – we are the potential “Ink” for 3D printers  Source: SmarTech Analysis  18  $0  $1,000  $2,000  $3,000  $4,000  $5,000  $6,000  $7,000  2020A 2021E 2022E 2023E 2024E 2025E 2026E 2027E 2028E 2029E 2030E  US$ m  Global Market for Metal AM Powder - by Jurisdiction  North America  Europe  Asia Pacific  China  Rest of World

Scrap generation in the U.S. titanium supply chain

- A significant amount of scrap is lost, or un-usable, in the current U.S. supply chain
- IperionX's technology provides a potential pathway to sustainably recycle this scrap to produce valuable titanium metal



Titanium supply chain - scrap generation
Sponge Feedstock
Melting Shops / Ingot Production
Ingots
Milling and Extrusion / Billet Production
Billets and Near-Net-Shape products
Subtractive Manufacturing
Additive Manufacturing
Manufacturing Scrap
End-of-Life Scrap
Titanium Products
Machining Scrap
Machining Scrap
Powder scrap, failed builds
End-of-Life Scrap



U.S. titanium scrap supply chain
Scrap 50,000t
Sponge 35,200t
Ingot-Billet-Mill Product
Titanium Scrap 61,500t
Titanium Parts / Components 13,320t
Recycled 24,000t
Export 11,900t
FeTi 2,100t
Lost 10,460t

Source: U.S. Geological Survey (USGS), 2018 data shown

19

N
Paris
Titan project
Tennessee
USA
79
641
Camden
70
Huntingdon
70
New
Johnsonville
641
40
20 km
Titan project
Resource outline
Chemours New Johnsonville Pigment Plant
Class I rail
Highways
Silica sand mine
McNairy Sands
IPERIONX

Based on the results of our Scoping Study, the Titan Project is a potential multi-decade source of U.S. titanium, with significant rare earth co-product

- Geological formation targeted is the McNairy Sand, a massive formation extending North-South through West Tennessee
- Projected 25-year initial operational life covers only a small portion of existing landholdings
- Potential for additional resource discovery and conversion within land controlled by IperionX
- Significant potential for additional land leasing or acquisition could add to further resource conversion
- 2022 Scoping Study showed potential operation generating US$117 million of average annual EBITDA, with a US$692 million NPV and 40% IRR[1]

JORC Compliant Resource[2]					THM assemblage				
Titan Project	Cut off	Tons	THM %	THM	Zircon	Rutile	Ilmenite	REE	Staurolite
	(THM %)	(Mt)	(%)	(Mt)	(%)	(%)	(%)	(%)	(%)
Indicated	0.4	241	2.2	5.3	11.3	9.3	39.7	2.1	15.6
Inferred	0.4	190	2.2	4.2	11.7	9.7	41.2	2.2	13.7
Total Mineral Resource	**0.4**	**431**	**2.2**	**9.5**	**11.5**	**9.5**	**40.3**	**2.1**	**14.8**
Including High Grade Core	***2.0***	***195***	***3.7***	***7.1***	***12.1***	***9.9***	***42***	***2.3***	***10.7***

1. Based on June 2022 Scoping Study. June 2022 Scoping Study projections are based on Q1-2022 price projections and cost estimates in U.S. Dollars. Evaluation was carried out on a 100% equity basis using an 8% discount rate. For further information, see Scoping Study press release dated June 30, 2022.
2. See ASX announcement dated October 6 2021 for details

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Simple, conventional extraction and processing to produce multiple high-value product streams including rare earths



90%+ of the sand extracted is returned to void for reclamation
McNairy Sand Ore
Sustainable Mineral Extraction
Wet Concentration Plant
Rare Earth Rich Mineral Concentrate
Rare Earth Flotation Plant
Rare Earth Concentrate (Monazite / Xenotime)
Energy Fuels (NYSE: UUUU) Partnership1
Separated Rare Earth Oxides
~4,650tpa2 of concentrate, incl. ~580tpa of Nd+Pr and ~65tpa of Dy+Tb oxides
Ti & Zr rich Mineral Concentrate
Dry Separation Plant
Rutile 93%+ TiO2
~16,700tpa2
Ilmenite 60%+ TiO2
~95,500tpa2
Synthetic Rutile Process
Synthetic Rutile 85-90%+ TiO2
Premium Zircon 66%+ ZrO2+HfO2
~22,400tpa2
Zircon Con. 33%+ ZrO2+HfO2
~16,100tpa2

- No drilling, no blasting and no harmful chemicals
- Gravity concentration of valuable critical minerals from in-situ sand
- Rare earth recovery via flotation process, titanium & zircon via dry separation plant (electromagnetic/static)

1. See ASX announcements dated April 22nd, 2021, and update announcement dated March 8th, 2022 for details
2. LOM annual average production based on the results of 2022 Scoping Study. See ASX Announcement dated June 30, 2022 for detail..

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HAMR – the breakthrough science behind the revolutionary process  Most common metals can be reduced to metal from oxides by carbon (or hydrogen) - this is not the case for Titanium Dioxide (“TiO2”) because of the stability of the Ti-O bonds  In 1940, William Kroll invented a process to overcome this challenge and it relies on chlorination of TiO2 in a carbothermal reaction to create TiCl4, which is then reduced by molten magnesium in a vacuum and distilled to produce Titanium sponge (primary metal)  This sponge is then vacuum melted multiple times to create a titanium ingot which can then be hot worked into mill products  Dr Zak Fang discovered, in 2016, that TiO2 can be reduced by solid magnesium under a hydrogen atmosphere because Hydrogen destabilizes the Ti-O bonds – Hydrogen Assisted Magnesiothermic Reduction (“HAMR”)  This principle also applies to deoxygenation of recycled titanium scrap as the most difficult impurity to “clean” is the pickup of oxygen on the surfaces – especially prevalent with machining scrap  HAMR revolutionizes the ability to manufacture titanium metal from mineral or scrap that was previously not thought possible  Hydrogen effect on the Ti-O bonds  Ti-O bonds at various weight percent (solid lines) vs. Ti-O-H bonds destabilized at various weight percent (dashed lines) @ 700 Co  22  -255  -250  -245  -240  -235  -230  -225  -220  0.0  0.1  0.4  0.5  Oxygen potential, kcal/mole O2  0.2 0.3  molar ratio of H /Ti   Ti-2.0wt% O-H   Ti-1.0wt% O-H   Ti-0.5wt% O-H  Ti-0.166wt% O-H   Ti-2.0wt% O  MgO  Ti-0.5wt% O  Ti-0.166wt% O   Ti-1.0wt% O  * IperionX holds an exclusive option to acquire the HAMR technology and other associated technologies  Dr Fang’s history: https://powder.metallurgy.utah.edu/research/hamr.php  Original HAMR discovery article “A novel chemical pathway for energy efficient production of Ti metal from upgraded titanium slag”: https://www.sciencedirect.com/science/article/abs/pii/S1385894715015016

 Further information contact: info@iperionx.com